UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF
    THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission file number: 33-2121


                  TPI LAND DEVELOPMENT III LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

         ARIZONA                                           86-0540409
(State or other jurisdiction of                (IRS Employer identification No.)
incorporation of organization)

             2944 N. 44th Street, Suite 200, Phoenix, Arizona 85018
               (Address of principal executive offices) (Zip Code)

                          (602) 852-3870 (Registrant's
                     telephone number, including area code)

                            Limited Partnership Units
             (Title of each class of securities covered by the Form)

                                      None
             (All other classes of securities to file reports under
                        Section 13(a) or 15(d) remains)

Pursuant to rule 15-d-6:

     The Registrant has sold substantially all of its assets (as disclosed in From 10-QSB filed November 13, 2003) and has distributed its assets and wound up its affairs. The general partner will file the attached cancellation of certificate of limited partnership.

     The Registrant hereby requests that all future reporting obligations to the Commission be terminated.

Approximate number of holders of record as of the certification or notice date is zero (0).

Pursuant to the requirements to the Securities Exchange Act of 1934 TPI Land Development III Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



                                TPI LAND DEVELOPMENT III LIMITED PARTNERSHIP

                                By: /s/ Lawrie Porter, Managing Member,
Date: December 17, 2003            Investors Recover Group, LLC, General Partner
      -----------------           ---------------------------------------------

                  LIMITED PARTNERSHIP CANCELLATION CERTIFICATE
                                  A.R.S. 29-310

A certificate of limited partnership shall be cancelled upon the dissolution and the commencement of winding up of the partnership or at any other time there are no limited partners. A certificate shall be filed in the office of the Secretary of State.

TPI LAND DEVELOPMENT III LIMITED PARTNERSHIP
(Name of Limited Partnership)

2006477
(Secretary of State Registration Number)

Original date of filing: November 26, 1986

Please state the reason for filing the Certificate of Cancellation:

All assets have been distributed and the partnership has ceased doing business.

The effective date of cancellation: upon filing

Please provide the name and signature of all general partners:

By: /s/ Lawrie Porter, Managing Member,
    Investors Recovery Group, LLC
    General Partner

Date: December 17, 2003